Exhibit 99.28

Enthusiast Gaming Reports Q1 Financial Results with Continued Momentum and Robust Growth Across Key Metrics

•	Record Q1 total revenue of $7.1 million

•	Gross margin of 46%, compared to 34% in Q4 2019

•	Page views increased 35% to 2.3 billion, compared to 1.7 billion in Q4 2019

•	Strong cash position of $11.5 million at quarter-end

TORONTO, May 14, 2020 -- Enthusiast Gaming Holdings Inc. (TSX: EGLX) (OTCQB:ENGMF) (FSE: 2AV) (“Enthusiast Gaming” or the “Company”) announced its financial results for the three months ending March 31, 2020 (“Q1 2020”). All financial information is presented in Canadian dollars unless otherwise indicated.

“We had an extremely strong first quarter coming off the tailwinds of a transformational 2019. I want to congratulate our media division for outperforming typical first quarter seasonal declines for media properties, and for more than doubling their Q1 performance year-over-year,” said Adrian Montgomery, CEO of Enthusiast Gaming. “As we navigate through the current market volatility caused by COVID-19, we continue to meet, and in many instances exceed our operational expectations. We are closely monitoring the recent dramatic changes that have affected the digital advertising landscape and remain diligent in managing our cost structure. Looking forward, it's important for us to continue focusing on our key growth drivers and high margin revenue streams, including executing on our global direct sales strategy, and increasing our subscription model.”

Q1 2020 Financial Highlights

•	Q1 2020 total revenue was $7.1 million, compared to $10.0 million in Q4 2019 and $6.3 million in Q3 2019 (pro forma). Q1 2020 revenue exceeded management’s expectations, driven by the Company’s media division outperforming despite the slower seasonality trend associated with the business in Q1. Revenue per viewer in Q1 2020 was $0.10.

•	Q1 2020 gross margin was 46%, compared to 34% in Q4 2019 and 49% in Q3 2019 (pro forma). The Company continues to pursue higher margin revenue streams. The Company expects the gross margin to remain strong for the remainder of the year as it begins to recognize additional revenue relating to its direct sales efforts.

•	Viewer engagement increased 35% to 2.3 billion page views across the media platform, when compared to 1.7 billion page views during Q4 2019. The Company’s digital properties have seen a significant increase in traffic following the COVID-19 outbreak.

•	Net loss and comprehensive loss in Q1 2019 was $5.4 million, resulting in a net loss per share (basic and diluted) of $0.07. Net loss and comprehensive loss includes $1.3 million of interest and accretion, $1.3 million of amortization and depreciation, and $0.4 million of share-based compensation.

•	The Company ended Q1 2020 with a strong cash position of $11.5 million.

Other Q1 Highlights and Events Subsequent to the Quarter

•	On January 20-21, 2020, the Company hosted its flagship mobile gaming event, Pocket Gamer Connects, in London, UK. With nearly 2,500 attendees, 310 speakers and over 100 sponsors, PG Connects hit record breaking numbers and continues to be one of the most influential B2B mobile gaming event series worldwide.

•	On January 27, 2020, Enthusiast Gaming graduated to the Toronto Stock Exchange from the TSX Venture Exchange.

•	On February 14, 2020, the Company divested its interest in Waveform Entertainment Inc (“Waveform”). The Company received proceeds of $680,000 pursuant to a share repurchase agreement and no longer holds an investment in Waveform.

•	In March 2020, the Company signed exclusive advertising agreements with MC PEDL, a leading independent Minecraft community, and Fextralife, a leading video game news resource and gaming hub. Collectively, both communities reach 9.5 million users and generate almost 90 million views monthly.

•	On April 8, 2020, the Company announced Pocket Gamer Connects digital, a virtual version of its leading B2B mobile event.

•	On April 14, 2020, the Company and Monkey Knife Fight partnered to bring fantasy sports to the esports gamer demographic. The Company developed an integrated marketing plan for Monkey Knife Fight utilizing its platform of diverse assets.

•	On April 23, 2020, the Company added two major global esports communities to its platform, increasing annual page views by 400 million, representing a 5% increase in total views.

•	On May 6, 2020, the Company announced a multi-year partnership with G FUEL, a leading energy drink company, to use the Company’s diverse platform of assets to build brand awareness and engage with its community of over 200 million young avid gamers.

•	On May 11, 2020, the Company entered into a content creation partnership with ZHU, one of the world’s leading DJ’s. To celebrate the partnership, the Company and its subsidiary, Luminosity Gaming, launched a world exclusive virtual concert to promote the partnership, new single “ONLY” and Raising funds for MusiCares Relief Fund.

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim Financial Statements and Management’s Discussion & Analysis (“MD&A”) of the Company for the three months ended March 31, 2020, and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the unaudited condensed consolidated interim Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on www.sedar.com.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and approximately a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Entertainment owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

CONTACT INFORMATION:

Alex Macdonald
Chief Financial Officer
(416) 623-9360

Investor Relations:
Julia Becker
Head of Investor Relations & Marketing
jbecker@enthusiastgaming.com
(604) 785-0850

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.